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                                     EXHIBIT 23.1

                                 ACCOUNTANTS' CONSENT

The Board of Directors
Hawaiian Airlines, Inc.:


We consent to incorporation by reference in the Registration Statement on Form S-8 of Hawaiian Airlines, Inc., registering 2,500,000 shares of Common Stock and 2,500,000 Preferred Stock Purchase Rights pursuant to the Hawaiian Airlines, Inc. 1996 Stock Incentive Plan, of our reports dated February 26, 1998, relating to the balance sheets of Hawaiian Airlines, Inc. as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, and relating to the financial statement schedule for the three-year period ended December 31, 1997, which reports appear in the December 31, 1997 annual report on Form 10-K of Hawaiian Airlines, Inc.



KPMG Peat Marwick LLP


Honolulu, Hawaii
September 17, 1998